UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENERGY FOCUS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29268T102

(CUSIP Number)

April 30, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 29268T102

1	NAME OF REPORTING PERSON: COSTAR PARTNERS II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0790675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Organized under the laws of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,000,000 (a)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,000,000 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7% (b)
12	TYPE OF REPORTING PERSON 00 (c)

(a)	Includes Warrants immediately exercisable for 2,000,000 shares of Common Stock.
(b)	Reflects the number of shares of Common Stock reported to the reporting person by the issuer.
(c)	Limited Liability Company

CUSIP NO.: 29268T102

13	NAME OF REPORTING PERSON: WILLIAM COHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0790675
14	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
15	SEC USE ONLY
16	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17	SOLE VOTING POWER 1,086,957(d)
	18	SHARED VOTING POWER 6,000,000 (e)
	19	SOLE DISPOSITIVE POWER 1,086,957 (d)
	20	SHARED DISPOSITIVE POWER 6,000,000 (e)
21	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,086,957 (d)(e)
22	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
23	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(f)
24	TYPE OF REPORTING PERSON IN

(d)	Includes Warrants immediately exercisable for 2,000,000 shares of Common Stock.
(e)	Includes a Convertible Subordinated Promissory Note issued to William Cohen and Convertible into 1,086,957 shares of Common Stock.
(f)	Reflects the number of shares of Common Stock outstanding, as reported to the reporting person by the issuer.

CUSIP NO.: 29268T102

ITEM 1(a).	NAME OF ISSUER:

ENERGY FOCUS, INC.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

32000 Aurora Road, Solon, OH 44139

ITEM 2(a).	NAME OF PERSON FILING:

1. Costar Partners II, LLC

2. William Cohen

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

53 East 34th Street, Paterson, NJ 07514

ITEM 2(C).	CITIZENSHIP:

Costar Partners II, LLC- Organized under the laws of New Jersey

William Cohen—Citizen of the United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES::

Common Stock

ITEM 2(e)	29268T102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), OR 13d-2(B) OR (C) CHECK WHETHER THE PERSON FILING IS:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Costar Partners II, LLC:

(a)	Amount beneficially owned:

6,000,000 (g)

(b)	Percent of class:

11.7%(g)(h)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

6,000,000(g)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

6,000,000(g)

(g)	Includes Warrants immediately exercisable for 2,000,000 shares of Common Stock.

(h)	Reflects the number of common stock reported to the reporting person by the issuer.

William Cohen:

(a)	Amount beneficially owned:

7,086,957 (i)(j)

(b)	Percent of class:

13.6%(i)(j)(k)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,086,957 (j)

(ii)	Shared power to vote or to direct the vote:

6,000,000(i)

(iii)	Sole power to dispose or to direct the disposition of:

1,086,957(j)

(iv)	Shared power to dispose or to direct the disposition of:

6,000,000(i)

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Mr. William Cohen has the power to vote and direct the disposition of the shares of common stock of the issuer of which this Schedule 13G/A relates.

(i)	Includes Warrants immediately exercisable for 2,000,000 shares of Common Stock.
(j)	Includes a Convertible Subordinated Promissory Note Convertible into 1,086,957 shares of Common Stock
(k)	Reflects the number of common stock reported to the reporting person by the issuer.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10	CERTIFICATION

The following certification shall be included if the statement is filed pursuant to 24013d-1(c).

Each of the reporting persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12,2013

COSTAR PARTNERS II, LLC

By:	/s/ William Cohen
William Cohen, Manager

WILLIAM COHEN

/s/ William Cohen

CUSIP No.: 292681102